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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

TRANSGENE S.A.
(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:	Press release dated February 3, 2003 announcing Transgene and Merck & Co. Inc. Sign License Agreement on Transgene's Recombination Technology for Fast Generation of Adenovirus Vectors.

Transgene and Merck & Co., Inc. Sign License Agreement on Transgene's
Recombination Technology for Fast Generation of Adenovirus Vectors

        Strasbourg, France, February 3, 2003—Transgene (Nasdaq: TRGNY—Nouveau Marché: TRANSGENE) announced today that it has entered into a non-exclusive license agreement with Merck & Co., Inc. (NYSE: MRK) for Transgene's patents that claim methods for the preparation of recombinant viral vectors, in particular adenovirus vectors, by intermolecular homologous recombination. This technology enables the highly efficient and fast generation of adenovirus vectors.

        In addition to an initial license fee, Transgene is entitled to receive additional annual maintenance fees and also may be entitled to milestones based on the development by Merck of products that are subject to the agreement, as well as royalties on any such products that are marketed. Financial terms were not disclosed.

        "We are very pleased to have signed this agreement with Merck," said Jean-François Carmier, Chief Executive Officer of Transgene. "In addition to the potential of this deal to provide important revenues to Transgene in the future, we see this agreement as a recognition of our adenovirus technology patents and we look forward to receiving expressions of interest from other potential licensees."

        Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, gene therapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials for seven different indications and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, poxvirus and non-viral vectors.

        Merck & Co., Inc. is a leading research-driven pharmaceutical products and services company. Merck discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures.

        This press release contains forward-looking statements, including statements regarding anticipated revenues under the license agreement and entry into additional license agreements. Those statements are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions, are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors that may affect Transgene's future operating results include the following: Transgene's agreement with Merck may not provide Transgene with the anticipated benefits or revenues in the amounts estimated when expected, if at all; Transgene's patent rights may not provide it with any benefit and the patents of others may prevent it from benefiting from its patents; competitors may develop technologies superior to Transgene's technologies; and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled "Risk Factors."

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CONTACT:

For Transgene
Transgene	Cohn & Wolfe	Euro RSCG Omnium
Michel Hubert	Julio Cantre	Marie-Carole de Groc
V.P., Business Development +33 (0)3 88 27 91 12	(212) 798 9779	+33 (0)1 41 34 40 49

Société anonyme au capital de 23 008 603 €—R.C. Strasbourg B 317 540 581
11, rue de Molsheim—67082 Strasbourg Cedex (France) Tél : + 33 3 88 27 91 00 Fax : + 33 3 88 27 91 11

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2003	TRANSGENE S.A.
	By:	/s/ PHILIPPE PONCET Philippe Poncet Chief Financial Officer

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Transgene and Merck & Co., Inc. Sign License Agreement on Transgene's Recombination Technology for Fast Generation of Adenovirus Vectors
SIGNATURE